SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH. D.C.
189

[redacted]

11019317

VAL
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSIOI
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16429

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rothschild Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S. Wacker Drive, Suite 6500
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Karger (312) 983-8950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Karger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rothschild Investment Corporation, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard J Karger
Signature

Chairman & CEO
Title

Nancy J. Simenson
Notary Public Feb. 23, 2011

NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS
NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen, LLP
Certified Public Accountants

McGladrey

SEC Mail Processing Section
RECEIVED
MAR 01 2011
Wash., D.C.
189

Independent Auditor's Report

To the Board of Directors
Rothschild Investment Corporation
Chicago, Illinois

We have audited the accompanying statement of financial condition of Rothschild Investment Corporation (the Company) as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rothschild Investment Corporation as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 28, 2011

Rothschild Investment Corporation

Statement of Financial Condition
December 31, 2010

Assets		
Cash and cash equivalents	$	462,701
Receivable from and deposit with clearing broker		799,945
Securities owned, at fair value		3,574,712
Furniture, equipment and leasehold improvements (net of accumulated depreciation of $173,801)		279,645
Prepaid expenses		149,178
Other assets		304,697
Total assets	$	5,570,878
Liabilities and Stockholders' Equity		
Liabilities		
Securities sold, not yet purchased	$	44,672
Accounts payable and accrued expenses		1,082,026
Total liabilities		1,126,698
Stockholders' equity		4,444,180
Total liabilities and stockholders' equity	$	5,570,878

See Notes to Statement of Financial Condition.

Note 1. Nature of Organization and Significant Accounting Policies

Nature of organization: Rothschild Investment Corporation (the Company) is a registered securities broker-dealer and a registered investment advisor. As a broker-dealer, the Company provides brokerage services to retail and institutional customers located primarily throughout the Midwestern United States, with customer transactions cleared through another broker on a fully disclosed basis. As an investment advisor, the Company provides investment management services to individuals, trusts and retirement plans.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The following is a summary of the Company's significant accounting policies:

Accounting policies: The Company follows the accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents: Cash equivalents are short-term, highly liquid investments, with original maturities of less than three months at the date of purchase are considered to be cash equivalents.

Securities owned and sold short, not yet purchased: Transactions in securities are recorded on a trade-date basis and are carried at fair value, with resulting unrealized gains and losses reflected in revenue.

Furniture, equipment and leasehold improvements: Furniture and equipment are carried at cost and are depreciated using s straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized by the straight-line method over the lesser of the term of the lease or the economic useful lives of the improvements.

Investment advisory fees: Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis.

Commissions: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes: The Company has elected to be taxed as an S corporation under the Internal Revenue Code. As a result, the Company does not pay any federal corporate income taxes. Instead, stockholders are liable for individual federal income taxes on their respective shares of the Company's taxable income. Accordingly, no provision or benefit for federal income taxes has been made in these financial statements.

Note 1. Nature of Organization and Significant Accounting Policies (Continued)

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-than-likely-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-than-likely-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain tax positions through December 31, 2010.

The Company is generally not subject to examination by the U.S. Federal and state tax authorities for tax years before 2007.

Note 2. Receivable from and Deposit with Clearing Broker

The Company clears certain proprietary and customer transactions through a broker-dealer on a fully disclosed basis.

Amounts receivable from and on deposit with the clearing broker at December 31, 2010, consist of the following:

Cash	$ 48,788
Money market funds	593,857
Deposit	100,000
Fees and commissions receivable	57,300
	$ 799,945

Note 3. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

Note 3. Fair Value Measurements (Continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following table presents the Company's assets measured at fair value at December 31, 2010 using the fair value hierarchy:

Description	Level 1	Level 2	Level 3	Total
Assets				
Receivable from and deposit with clearing broker				
Money market funds	$ 593,857	$ -	$ -	$ 593,857
Securities owned				
Common stock				
Stock in exchanges	2,728,892	845,820	-	3,574,712
	$ 3,322,749	$ 845,820	$ -	$ 4,168,569
Liabilities				
Securities sold, not yet purchased				
Corporate bonds	$ 44,672	$ -	$ -	$ 44,672

Securities traded on a national securities exchange and money market funds are stated at the last reported sales price on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

Securities owned includes common stock that is restricted which is valued based on the last reported sales price of the unrestricted common stock on the day of valuation, less a discount for the restriction. This stock is classified as Level 2.

Note 4. Common Stock

The Company has two classes of common stock. There are 500,000 shares of $2 par value Class A voting common stock authorized and 266,501 shares issued at December 31, 2010. Net of Class A common shares held in Treasury, there were 176,493 shares outstanding at December 31, 2010.

There are 500,000 shares of $.10 par value Class B nonvoting common stock authorized and 269,940 shares issued at December 31, 2010. Net of Class B common shares held in Treasury, there were 177,646 shares outstanding at December 31, 2010.

The Company's certificate of incorporation provides, among other things, that the Company has the option, under certain circumstances and subject to minimum capital requirements, to purchase a stockholder's interest within a specified period of time, as defined.

Note 5. Commitments and Contingencies

The Company leases office space under a noncancelable operating lease agreement that expires in March 2017. The future minimum annual rentals, exclusive of additional payments that may be required for certain increases in taxes and operating costs, are:

2011	$ 222,280
2012	352,944
2013	378,975
2014	390,345
2015	402,055
Thereafter	518,405
	$ 2,265,004

In the normal course of business, the Company is subject to litigation, claims and regulatory and arbitration matters. The Company vigorously defends against these matters, and in the opinion of management, the resolution of these matters will not result in any material adverse effect on the Company's financial position.

Note 6. Profit Sharing Plan

The Company has a discretionary profit sharing plan that covers all eligible employees. Profit sharing amounts may be contributed at the option of the Company's Board of Directors.

Note 7. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. Management of the Company expects the risk of loss to be remote.

Note 8. Financial Instruments with Off-Balance-Sheet Risk

Customers' transactions are introduced to and cleared through Pershing, LLC, the Company's clearing broker. Under the terms of its clearing agreement, the Company guarantees the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

Note 8. Financial Instruments with Off-Balance-Sheet Risk (Continued)

The Company is exposed to off-balance-sheet counterparty risk resulting from principal transactions in securities. Such risk arises in the event that counterparties fail to satisfy their obligations and the related collateral is insufficient. The Company monitors such risk on a daily basis.

The receivable from and deposit with the clearing broker, and cash equivalents held by the clearing broker, resulting from the Company's trading and brokerage activities, represent a concentration of credit risk. The Company does not anticipate nonperformance by its customers or clearing broker. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2010, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2010.

The Company maintains cash in its trading accounts at its clearing broker and in bank deposit accounts. The cash in bank deposit accounts at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk on cash.

At December 31, 2010, cash on deposit with the Company's clearing broker may serve as collateral for amounts due to the clearing broker and securities sold short, not yet purchased.

Note 9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital of $2,105,199, which was $1,855,199 in excess of its required net capital of $250,000. The Company's net capital ratio was 0.38 to 1.

Rothschild Investment Corporation

Financial Report
December 31, 2010

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.